Exhibit 99.1

Ardagh Group S.A.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Ardagh Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial positions of Ardagh Group S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

As discussed in Notes 2 and 29 to the consolidated financial statements, the Company changed the currency in in which it presents its financial statements in 2018 from Euro to U.S. Dollar.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

 We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and

Ardagh Group S.A.

Exhibit 99.1

operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 21, 2019

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting requirements in 2017. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

					Re-presented (i)			Re-presented (i)
		Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4			Note 4
Revenue	3	9,097	—	9,097	8,596	—	8,596	7,014	—	7,014
Cost of sales		(7,654)	(124)	(7,778)	(7,110)	(100)	(7,210)	(5,771)	(15)	(5,786)
Gross profit/(loss)		1,443	(124)	1,319	1,486	(100)	1,386	1,243	(15)	1,228
Sales, general and administration expenses		(414)	(19)	(433)	(401)	(49)	(450)	(332)	(130)	(462)
Intangible amortization and impairment	9	(265)	(186)	(451)	(264)	—	(264)	(191)	—	(191)
Operating profit/(loss)		764	(329)	435	821	(149)	672	720	(145)	575
Net finance expense	5	(463)	(22)	(485)	(517)	(132)	(649)	(497)	(97)	(594)
Profit/(loss) before tax		301	(351)	(50)	304	(281)	23	223	(242)	(19)
Income tax (charge)/credit	6	(98)	54	(44)	(98)	138	40	(104)	49	(55)
Profit/(loss) for the year		203	(297)	(94)	206	(143)	63	119	(193)	(74)

(Loss)/profit attributable to:
Equity holders				(94)			63			(74)
Non-controlling interests				—			—			—
(Loss)/profit for the year				(94)			63			(74)
(Loss)/profit per share:
Basic (loss)/profit for the year attributable to equity holders	7			$(0.40)			$0.27			$(0.37)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) The consolidated income statements for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2018	2017	2016
	Note	$'m	$'m	$'m
			Re-presented (ii)	Re-presented (ii)
(Loss)/profit for the year		(94)	63	(74)
Other comprehensive expense
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		75	(178)	18
		75	(178)	18
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		54	(254)	54
—Movement out of reserve to income statement		(73)	258	(85)
—Movement in deferred tax		5	1	(4)
		(14)	5	(35)
Gain recognized on cost of hedging
—New fair value adjustments into reserve		15	—	—
—Movement out of reserve		(2)	—	—
		13	—	—
Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	19	11	49	(139)
—Deferred tax movement on employee benefit obligations		(1)	(6)	18
		10	43	(121)

Total other comprehensive income/(expense) for the year		84	(130)	(138)

Total comprehensive expense for the year		(10)	(67)	(212)

Attributable to:
Equity holders		(10)	(67)	(212)
Non-controlling interests		—	—	—
Total comprehensive expense for the year		(10)	(67)	(212)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(ii) The consolidated statements of comprehensive income for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2018	2017	2016	2015
	Note	$'m	$'m	$'m	$'m
			Re-presented (iii)	Re-presented (iii)	Re-presented (iii)
Non-current assets
Intangible assets	9	3,601	4,104	4,115	1,971
Property, plant and equipment	10	3,388	3,368	3,068	2,512
Derivative financial instruments	18	11	7	131	—
Deferred tax assets	12	254	221	273	194
Other non-current assets	11	24	25	21	15
		7,278	7,725	7,608	4,692
Current assets
Inventories	13	1,284	1,353	1,186	898
Trade and other receivables	14	1,053	1,274	1,227	709
Contract asset	2	160	—	—	—
Related party receivables		—	—	—	440
Derivative financial instruments	18	9	16	12	—
Cash and cash equivalents	15	530	784	813	602
		3,036	3,427	3,238	2,649
TOTAL ASSETS		10,314	11,152	10,846	7,341

Equity attributable to owners of the parent
Issued capital	16	23	23	—	—
Share premium		1,292	1,290	274	571
Capital contribution		485	485	485	—
Other reserves		45	(21)	152	169
Retained earnings		(3,355)	(3,152)	(3,093)	(2,898)
		(1,510)	(1,375)	(2,182)	(2,158)
Non-controlling interests		1	1	3	3
TOTAL EQUITY		(1,509)	(1,374)	(2,179)	(2,155)
Non-current liabilities
Borrowings	18	7,761	8,306	8,582	6,964
Employee benefit obligations	19	957	997	954	784
Derivative financial instruments	18	107	301	—	—
Deferred tax liabilities	12	543	583	732	502
Related party borrowings	20	—	—	709	—
Provisions	21	38	44	60	52
		9,406	10,231	11,037	8,302
Current liabilities
Borrowings	18	118	2	8	8
Interest payable		81	71	85	86
Derivative financial instruments	18	38	2	8	8
Trade and other payables	22	1,983	1,988	1,622	957
Income tax payable		114	162	192	83
Provisions	21	83	70	73	52
		2,417	2,295	1,988	1,194
TOTAL LIABILITIES		11,823	12,526	13,025	9,496
TOTAL EQUITY and LIABILITIES		10,314	11,152	10,846	7,341

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(iii) The consolidated statements of financial position as at December 31, 2017, 2016 and 2015 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Re-presented (iv)
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 16	Note 16	Note 16
At January 1, 2016	—	571	—	171	(2)	—	(2,898)	(2,158)	3	(2,155)
Loss for the year	—	—	—	—	—	—	(74)	(74)	—	(74)
Other comprehensive income/(expense)	—	—	—	18	(35)	—	(121)	(138)	—	(138)
Contribution from parent	—	—	485	—	—	—	—	485	—	485
Share issuance	—	7	—	—	—	—	—	7	—	7
Reduction in share premium	—	(304)	—	—	—	—	304	—	—	—
Dividends paid (Note 25)	—	—	—	—	—	—	(304)	(304)	—	(304)
At December 31, 2016	—	274	485	189	(37)	—	(3,093)	(2,182)	3	(2,179)

At January 1, 2017	—	274	485	189	(37)	—	(3,093)	(2,182)	3	(2,179)
Profit for the year	—	—	—	—	—	—	63	63	—	63
Other comprehensive (expense)/income	—	—	—	(178)	5	—	43	(130)	—	(130)
Share re-organization (Note 16)	23	(23)	—	—	—	—	—	—	—	—
Share issuance (Note 16)	—	323	—	—	—	—	—	323	—	323
Conversion of related party loan (Note 16)	—	716	—	—	—	—	—	716	—	716
Dividends paid (Note 25)	—	—	—	—	—	—	(165)	(165)	—	(165)
Non-controlling interest in disposed business	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2017	23	1,290	485	11	(32)	—	(3,152)	(1,375)	1	(1,374)

At January 1, 2018(v)	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 25)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(iv)The consolidated statements of changes in equity for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in detail in Notes 2 and 29 to these consolidated financial statements.

(v) Retained earnings at January 1, 2018 have been re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve has been re-presented by $16 million, and a cost of hedging reserve has been re-presented to $18 million. Please refer to Note 2 for further details in respect of the impact of these recently adopted accounting standards.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2018	2017	2016
	Note	$'m	$'m	$'m
			Re-presented (vi)	Re-presented (vi)
Cash flows from operating activities
Cash generated from operations	23	1,376	1,523	1,225
Interest paid - excluding cumulative PIK interest paid	*	(416)	(458)	(412)
Cumulative PIK interest paid	*	—	—	(205)
Income tax paid		(105)	(103)	(93)
Net cash from operating activities		855	962	515

Cash flows from investing activities
Purchase of business net of cash acquired	24	—	—	(3,036)
Purchase of property, plant and equipment		(555)	(476)	(343)
Purchase of intangible assets		(32)	(22)	(12)
Proceeds from disposal of property, plant and equipment		12	6	4
Net cash used in investing activities		(575)	(492)	(3,387)

Cash flows from financing activities
Repayment of borrowings		(443)	(4,385)	(2,604)
Proceeds from borrowings		114	3,730	4,469
Dividends paid	25	(132)	(165)	(304)
Consideration (paid)/received on termination of derivative financial instruments	18	(44)	46	—
Deferred debt issue costs paid		(5)	(38)	(68)
Finance lease payments		(4)	—	—
Early redemption premium paid		(7)	(91)	(121)
Proceeds from share issuance		—	326	7
Proceeds from borrowings with related party		—	—	748
Contribution from parent		—	—	485
Repayment of borrowings issued to related party		—	—	441
Net cash (outflow)/inflow from financing activities		(521)	(577)	3,053

Net (decrease)/increase in cash and cash equivalents		(241)	(107)	181

Cash and cash equivalents at the beginning of the year	15	784	813	602
Exchange (losses)/gains on cash and cash equivalents		(13)	78	30
Cash and cash equivalents at the end of the year	15	530	784	813

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

*Total interest paid for the year ended December 31, 2018 is $416 million (2017: $458 million; 2016: $617 million).

(vi) The consolidated statements of cash flows for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable innovative, value‑added rigid packaging solutions. The Group’s products include metal and glass containers primarily for food and beverage markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food, seafood and nutrition. Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end‑use categories.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in Note 26.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the International Accounting Standards Board (“IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re‑evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. (the “Board”) on February 20, 2019.

Ardagh Group S.A.

Exhibit 99.1

Recently adopted accounting standards and changes in accounting policies

IFRS 9 “Financial Instruments”

The Group adopted IFRS 9 “Financial Instruments” (“IFRS 9”) with a date of initial adoption of January 1, 2018. The guidance in IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting.

Since adoption, the Group has applied the changes in accounting policy as discussed below:

•

differences in the carrying amount of financial assets and liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

•	the determination of the business model within which the Group’s financial assets are held has been made based on the facts and circumstances that existed at the date of initial adoption.
•

all hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018, and are therefore regarded as continuing hedging relationships.

•

for non-financial assets recognized as of December 31, 2017 that are subject to hedge accounting, the Group continues to hold amounts in the hedging reserve and recycle to inventory and, subsequently, to the consolidated income statement, when the hedged non-financial asset affects the consolidated income statement.

The total impact on the Group’s retained earnings due to classification and measurement of financial instruments as at January 1, 2018 primarily related to:

1)	the application of the new expected credit loss model to trade and other receivables which resulted in a decrease in retained earnings of $4 million, net of tax.
2)

the recognition of changes in currency basis spread in the costs of hedging reserve within equity. This change has been applied for cross currency interest rate swaps (“CCIRS”) resulting in reclassifications of a gain of $4 million from retained earnings and a gain of $15 million from the cash flow hedge reserve to the cost of hedging reserve as of January 1, 2018, and a loss of $1 million from retained earnings to the cash flow hedge reserve.

Upon adoption of IFRS 9, the Group recognizes trade and other receivables without a financing component initially at transaction price and measures them at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment against specific trade receivable balances will be recognized when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables and contract assets, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information. On the date of initial application, January 1, 2018, the Group also assessed which business models apply to the financial assets held by the Group at that date. The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. At the date of initial adoption, the Group had a selling business model related to those receivables and, as such, any unsold receivables under such programs would need to be accounted for at fair value through profit or loss. There was no impact on the consolidated financial statements as of January 1, 2018, as the Group had utilized existing programs.

Ardagh Group S.A.

Exhibit 99.1

IFRS 15 “Revenue from contracts with customers”

The Group adopted IFRS 15 (“IFRS 15”), “Revenue from contracts with customers” effective January 1, 2018 on a modified retrospective basis, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to retained earnings as at the date of initial adoption.

The guidance in IFRS 15 replaced IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. Under the guidance in IAS 18 and IAS 11, revenue from the sale of goods was recognized in the consolidated income statement when the significant risks and rewards of ownership had been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates were provided for in the same period as the related revenues were recorded. Revenue was presented net of such rebates as well as cash discounts and value added tax. Upon adoption of IFRS 15, revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, therefore the Group will recognize revenue earlier for these contracts, such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods. For all other contracts, the Group will continue to recognize revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, primarily at the point of dispatch of goods.

The following is a description of the main activities from which the Group generates its revenue. For more detailed information about the reportable segments, see Note 3.

We are a leading supplier of sustainable innovative, value-added rigid packaging solutions.  The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. We derive approximately 93% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. We serve over 2,000 customers across more than 100 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of consumer-packaged goods companies, which own some of the best-known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver generally consistent margins.

In addition to metal containers, within the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items  and can be sold separately from each other. The Glass Packaging Europe reportable segment includes Heye International, a glass engineering business, which represents 1% of the revenue of that reportable segment for the year ended December 31, 2018.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed.  As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15.  The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Ardagh Group S.A.

Exhibit 99.1

Disaggregation of revenue

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets aligned with our reportable segments. The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2018:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	3,393	11	188	3,592
Metal Packaging Americas	4	1,777	406	2,187
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	—	1,687	8	1,695
Group	4,969	3,484	644	9,097

Contract balances

Included in trade and other receivables is an amount of $823 million (January 1, 2018: $1,010 million) related to receivables from contracts with customers. The following table provides information about significant changes in contract assets during the year ended December 31, 2018:

Contract assets
$'m
Balance as at January 1, 2018	168
Transfers from contract assets recognized at the beginning of the year to receivables	(168)
Increases as a result of new contract assets recognized during the year	157
Other	3
Balance as at December 31, 2018	160

Impact of adoption of IFRS 15

The Group reported in its 2017 consolidated financial statements that, based on its IFRS 15 impact assessment, it had concluded that the new standard would not have a material impact on the amount of revenue recognized over the full year, when compared to the previous accounting guidance. The Group also reported that it would be required to recognize a contract asset, as opposed to inventory, as a result of the new standard with this contract asset representing revenue that would be required to be accelerated under the new guidance.

 This arises due to the fact that within our Metal Packaging Europe and Metal Packaging Americas reportable segments, we manufacture certain products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Under the new standard, in these circumstances, the Group is required to recognize revenue earlier than under previous standards and prior to dispatch of the goods. As a result, revenue recognized on a quarterly basis can be impacted by the new standard due to the seasonality in inventory build, whilst revenue recognized over the full year is not expected to be materially impacted.

The principal impact on the consolidated statement of financial position as at the adoption date of January 1, 2018 was that a contract asset of $168 million was recognized and inventory of $145 million was derecognized. As a result of the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities increased by $4 million. There was no impact on the reported consolidated statement of cash flows.

Ardagh Group S.A.

Exhibit 99.1

 There is no material impact on revenue, operating profit or profit for the year in the reported consolidated income statement for the year ended December 31, 2018. The principal impact on the reported consolidated statement of financial position as at the reporting date is that a contract asset of $160 million has been recognized, whilst inventory of $138 million has been derecognized. As a result of the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities increased by $3 million. There has been no impact on the reported consolidated statement of cash flows.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its consolidated financial statements from euro to U.S. dollar. This was principally as a result of the board of directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance to our peers following the Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items, whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation the previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’ is effective for annual periods beginning on or after January 1, 2019 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations, and will result in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position.

The Group has completed an assessment of the impact IFRS 16, involving the establishment of a cross-functional project team to implement the new standard from January 1, 2019. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption.

The Group will adopt IFRS 16 by applying the modified retrospective approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied, and avail of the practical expedient to combine lease and non-lease components.

We expect that the adoption of IFRS 16 will have a significant impact on our consolidated statement of financial position and consolidated statement of cash flows as follows:

•	an increase in non-current assets due to the recognition of right-of-use assets in the range of $275 million to $300 million;

Ardagh Group S.A.

Exhibit 99.1

•	an increase in financial liabilities as lease liabilities are recognized based on the new treatment in the range of $325 million to $350 million; and
•

cash generated from operations is expected to increase due to certain lease expenses no longer being recognized as operating cash outflows, however this is expected to be offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 will also have an impact on the consolidated income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard will decrease both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in underlying Adjusted EBITDA, but this will be largely offset by corresponding increases in depreciation and finance expenses, and hence the expected impact on the Group’s profit/(loss) for the year will not be material.

The operating lease cost for the year ended December 31, 2018 is set out in Note 10 and it is the Group’s expectation that a significant portion of those operating lease costs in the range of $70 million to $80 million will be reclassified in the consolidated income statement upon adoption of IFRS 16, subject to changes in exchange rates when compared to the euro functional currency.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de‑consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Ardagh Group S.A.

Exhibit 99.1

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency as set out above.

(ii)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non‑monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

Ardagh Group S.A.

Exhibit 99.1

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash‑generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight‑line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	8	-	15	years

(i)	Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii)	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii)	Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

Ardagh Group S.A.

Exhibit 99.1

(iv)	Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight‑line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight‑line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.
Ardagh Group S.A.

Exhibit 99.1

Impairment of non‑financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non‑financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first‑in, first‑out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work‑in‑progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Non‑derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Effective January 1, 2018 on adoption of IFRS 9

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. A provision for impairment of specific trade receivables is recognized when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

Ardagh Group S.A.

Exhibit 99.1

Effective prior to adoption of IFRS 9 on January 1, 2018

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(ii)	Securitized assets

The Group has entered into securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Contract assets – effective January 1, 2018 on adoption of IFRS 15

Contract assets represent revenue required to be accelerated or recognized over time based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized when there is evidence that the revenue recognized will not be recoverable. The provision is measured based on an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits held with banks and restricted cash. Cash and cash equivalents are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortized cost.

Restricted cash comprises cash held by the Group but which is ring‑fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings (including related party debt)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Ardagh Group S.A.

Exhibit 99.1

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 18. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. Changes in the fair value of dervatives relating to the cost of hedging are recognized in other comprehensive income.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “net finance expense”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “net finance expense”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

When a hedging instrument expires or is sold, or when a fair value hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

Ardagh Group S.A.

Exhibit 99.1

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 18 and 19)
•	Contingent consideration
•	Quantitative disclosures of fair value measurement hierarchy (Note 18)
•	Financial instruments (including those carried at amortized cost) (Note 18)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non‑financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the consolidated income statement.

Ardagh Group S.A.

Exhibit 99.1

(ii)	Multi‑employer pension plans

Multi‑employer craft or industry based pension schemes (“multi‑employer schemes”) have arrangements similar to those of defined benefit schemes. In each case it is not possible to identify the Group’s share of the underlying assets and liabilities of the multi‑employer schemes and therefore in accordance with IAS 19(R), the Group has taken the exemption for multi‑employer pension schemes to account for them as defined contribution schemes recognizing the contributions payable in each period in the consolidated income statement.

(iii)	Other end of service employee benefits

In a number of countries, the Group pays lump sums to employees leaving service. These arrangements are accounted for in the same manner as defined benefit pension plans.

(iv)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(v)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre‑tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Effective January 1, 2018 on adoption of IFRS 15

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Therefore, the Group will recognize revenue over time as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates, cash discounts and value added taxes.

Effective prior to adoption of IFRS 15 on January 1, 2018

Revenue from the sale of goods is recognized in the consolidated income statement when the significant risks and rewards of ownership have been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer

Ardagh Group S.A.

Exhibit 99.1

rebates are provided for in the same period as the related revenues are recorded. Revenue is presented net of such rebates as well as cash discounts and value added tax.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), finance lease expenses, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Ardagh Group S.A.

Exhibit 99.1

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of the recoverable amounts of goodwill requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

(ii)	Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the Group’s total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use.

(iii)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Ardagh Group S.A.

Exhibit 99.1

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 19.

(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(vi)	Revenue recognition

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The determination of goods or contracts having no alternative use and the enforceable right to payment involves and relies upon management judgment, and can result in the Group accelerating the recognition of revenue over time as the Group satisfies the contractual performance obligations for those contracts.

(vii)	Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the CODM.

Net finance expense is not allocated to segments as these are reviewed by the CODM on a Group‑wide basis. Performance of the segments is assessed based on Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. Segment revenues are derived from sales to external customers. Inter‑segmental revenue is not material.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, contract assets, trade and other receivables and cash and cash

Ardagh Group S.A.

Exhibit 99.1

equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit for the year	(94)	63	(74)
Income tax charge/(credit) (Note 6)	44	(40)	55
Net finance expense (Note 5)	485	649	594
Depreciation and amortization (Notes 9, 10)	714	687	561
Exceptional operating items (Note 4)	329	149	145
Adjusted EBITDA	1,478	1,508	1,281

The segment results for the year ended December 31, 2018 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	3,592	2,187	1,623	1,695	9,097
Adjusted EBITDA	565	298	358	257	1,478
Capital expenditure	202	88	151	134	575
Segment assets	4,236	1,965	1,916	2,197	10,314

The segment results for the year ended December 31, 2017 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	3,339	1,931	1,549	1,777	8,596
Adjusted EBITDA	554	265	340	349	1,508
Capital expenditure	176	80	110	126	492
Segment assets	4,485	1,858	2,187	2,622	11,152

The segment results for the year ended December 31, 2016 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	2,470	1,168	1,541	1,835	7,014
Adjusted EBITDA	404	154	328	395	1,281
Capital expenditure	80	39	99	133	351
Segment assets	4,159	1,934	1,998	2,755	10,846

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Ardagh Group S.A.

Exhibit 99.1

No customer accounted for greater than 10% of total revenue in 2018 (2017: none; 2016: none).

Total revenue and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2018	2017	2016
Revenue	$'m	$'m	$'m
U.S.	3,358	3,261	2,695
United Kingdom	969	879	801
Germany	890	801	726

	At December 31,
	2018	2017
Non-current assets	$'m	$'m
U.S.	2,190	2,218
Germany	847	1,025
United Kingdom	659	676

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the Group had revenues of $4 million (2017: $3 million, 2016: $2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were $nil (2017: $nil).

Within each reportable segment our packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Ardagh Group S.A.

Exhibit 99.1

4. Exceptional items

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Impairment - property, plant and equipment	11	54	9
Restructuring and other costs	57	38	15
Start-up related costs	48	8	5
Non-cash inventory adjustment	—	—	10
Past service cost/(credit)	8	—	(24)
Exceptional items - cost of sales	124	100	15
Transaction-related costs - acquisition, integration and IPO	19	49	128
Restructuring and other costs	—	—	2
Exceptional items - SGA expenses	19	49	130
Impairment - goodwill	186	—	—
Exceptional items - impairment of intangible assets	186	—	—
Debt refinancing and settlement costs	16	117	157
Loss on derivative financial instruments	6	15	11
Interest payable on acquisition notes	—	—	17
Exceptional items - finance expense	22	132	185
Exceptional gain on derivative financial instruments	—	—	(88)
Exceptional items - finance income	—	—	(88)
Total exceptional items	351	281	242

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2018

Exceptional items of $351 million have been recognized for the year ending December 31, 2018, primarily comprising:

•

$116 million related to the Group’s capacity realignment programs, including restructuring costs ($57 million),  start-up related costs ($48 million), and property, plant and equipment impairment charges ($11 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Packaging Europe ($27 million), Metal Packaging Americas ($6 million) and Glass Packaging Europe ($5 million).

•	$8 million pension service cost recognized in Metal Packaging Europe and Glass Packaging Europe following a High Court ruling in the UK in October 2018 in respect of GMP equalization (Note 19).
•	$19 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.
•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.

Ardagh Group S.A.

Exhibit 99.1

2017

Exceptional items of $281 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$100 million related to the Group’s capacity realignment programs, including restructuring costs ($38 million),   start-up related costs ($8 million) and property, plant and equipment impairment charges ($54 million). These costs were incurred in Glass Packaging North America ($43 million), Metal Packaging Europe ($54 million) and Metal Packaging Americas ($3 million).

•	$49 million transaction related costs, primarily comprised of costs directly attributable to the Beverage Can Acquisition and integration of this business and other IPO and transaction related costs.
•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•

$15 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound CCIRS, of which $12 million relates to cumulative losses recycled from other comprehensive income.

2016

Exceptional items of $242 million have been recognized in the year ended December 31, 2016, primarily comprising:

•

$31 million related to the Group’s capacity realignment programs, including restructuring costs ($15 million), start-up related costs ($5 million) and property, plant and equipment  impairment charges ($9 million). These costs were principally incurred in Glass Packaging North America ($5 million), Metal Packaging Europe ($15 million) and Metal Packaging Americas ($11 million).

•	$24 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	$128 million transaction-related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

$157 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	The $11 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.
•	$17 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

$88 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

Ardagh Group S.A.

Exhibit 99.1

5. Finance income and expense

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Senior secured and senior notes	421	431	460
Other interest expense	24	6	7
Term loan	—	5	30
Interest expense	445	442	497
Net pension interest cost (Note 19)	21	24	28
Foreign currency translation losses/(gains)	7	24	(23)
(Gain)/loss on derivative financial instruments	(10)	28	—
Other finance income	—	(1)	(5)
Finance expense before exceptional items	463	517	497
Exceptional finance expense (Note 4)	22	132	185
Total finance expense	485	649	682
Exceptional finance income (Note 4)	—	—	(88)
Net finance expense	485	649	594

6. Income tax

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Current tax:
Current tax for the year	103	99	69
Adjustments in respect of prior years	6	1	(20)
Total current tax	109	100	49
Deferred tax:
Deferred tax for the year	(58)	(134)	(11)
Adjustments in respect of prior years	(7)	(6)	17
Total deferred tax	(65)	(140)	6
Income tax charge/(credit)	44	(40)	55

Reconciliation of income tax charge/(credit) and the (loss)/profit before tax multiplied by the Group’s domestic tax rate for 2018, 2017 and 2016 is as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit before tax	(50)	23	(19)
(Loss)/profit before tax multiplied by the standard rate of Luxembourg corporation tax: 26.01% (2017: 27.08%; 2016: 29.22%)	(13)	6	(6)
Tax losses for which no deferred income tax asset was recognized	1	—	1
Re-measurement of deferred taxes	(4)	(79)	(6)
Adjustment in respect of prior years	(1)	(5)	(3)
Income subject to state and other local income taxes	18	17	10
Income taxed at rates other than standard tax rates	6	(19)	21
Non-deductible items	31	31	41
Other	6	9	(3)
Income tax charge/(credit)	44	(40)	55

The total income tax charge/(credit) outlined above for each year includes tax credits of $54 million in 2018 (2017: $138 million; 2016: $49 million) in respect of exceptional items, being the tax effect of the items set out in Note 4.

Ardagh Group S.A.

Exhibit 99.1

The $138 million exceptional income tax credit recognized in the year ended December 31, 2017 includes a credit of $78 million on remeasurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.

On December 22, 2017, the TCJA was signed into US law. On re-measurement of Ardagh Group’s deferred tax positions following the enactment of the TCJA, a one-time non-cash benefit of $78 million was recorded to the income statement.  This credit reflects a reduction in Ardagh Group’s US net deferred tax liability due to the reduction in the US federal corporate tax rate, which will apply when the existing temporary differences reverse, from the existing rate of 35% to 21% with effect from January 1, 2018. The additional tax credit on re-measurement of deferred tax positions of $1 million is attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg and income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 26.01% rate) on earnings.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the (loss)/profit for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS computations:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit attributable to equity holders	(94)	63	(74)

	2018	2017	2016
Weighted average number of common shares for basic EPS (millions of shares)	236.3	229.6	202.0
(Loss)/profit per share	$(0.40)	$0.27	$(0.37)

The weighted average number of company shares at December 31, 2016 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in Note 16 (i). Please refer to Note 16 for details of transactions involving ordinary shares for the years ended December 31, 2018 and 2017.

There have been no transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Wages and salaries	1,305	1,345	1,190
Social security costs	228	209	167
Defined benefit plan pension costs (Note 19)	46	46	46
Defined benefit past service credit (Note 19)	(3)	(10)	(43)
Defined contribution plan pension costs (Note 19)	44	35	34
	1,620	1,625	1,394

Ardagh Group S.A.

Exhibit 99.1

	At December 31,
Employees	2018	2017	2016
Production	20,619	20,793	20,823
Administration	2,808	2,698	2,711
	23,427	23,491	23,534

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Cost
At January 1, 2017	2,088	2,258	234	64	4,644
Additions	—	—	5	16	21
Derecognition of fully amortized assets	—	(42)	—	—	(42)
Exchange	113	139	12	8	272
At December 31, 2017	2,201	2,355	251	88	4,895
Amortization
At January 1, 2017		(399)	(87)	(43)	(529)
Charge for the year		(225)	(31)	(8)	(264)
Derecognition of fully amortized assets		42	—	—	42
Exchange		(25)	(8)	(7)	(40)
At December 31, 2017		(607)	(126)	(58)	(791)
Net book value
At December 31, 2017	2,201	1,748	125	30	4,104
Cost
At January 1, 2018	2,201	2,355	251	88	4,895
Additions	—	—	12	25	37
Impairment	(186)	—	—	—	(186)
Exchange	(45)	(55)	(8)	(3)	(111)
At December 31, 2018	1,970	2,300	255	110	4,635
Amortization
At January 1, 2018		(607)	(126)	(58)	(791)
Charge for the year		(227)	(30)	(8)	(265)
Exchange		17	3	2	22
At December 31, 2018		(817)	(153)	(64)	(1,034)
Net book value
At December 31, 2018	1,970	1,483	102	46	3,601

An impairment charge of $186 million, before the impact of deferred tax, was recognized in the year ended December 31, 2018 in respect of the goodwill in Glass Packaging North America as a result of the impairment testing performed. The impairment charge primarily arises as a result of a  challenging market backdrop of continuing reductions in demand and volumes of glass packaging for domestically-produced mass beer brands as a result of the growth in consumption of imported beer. The decline in mass beer continues and the Group has undertaken a comprehensive review of our capacity, transportation, logistics and supply chain and implemented measures to improve future performance in order to ensure that the business once again performs in line with our expectations. These actions included the recalibration of our production capacity through addressing the overcapacity in beer and establishing additional capacity for wine and food.

In the year ended December 31, 2017, an intangible asset relating to an acquired customer relationship in Glass Packaging North America was derecognized. This asset had reached the end of its estimated useful life and had a net book value of $nil at the date of derecognition.

Ardagh Group S.A.

Exhibit 99.1

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated, is set out below:

	At December 31,
	2018	2017
	$'m	$'m
Metal Packaging Europe - excluding the Beverage Can Business ('Metal Europe')	305	320
Metal Packaging Americas - excluding the Beverage Can Business ('Metal Americas')	29	29
Metal Packaging Europe - Beverage Can Business ('Beverage Europe')	577	604
Metal Packaging Americas - Beverage Can Business ('Beverage Americas')	437	437
Glass Packaging Europe	62	65
Glass Packaging North America	560	746
Total Goodwill	1,970	2,201

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

Value in use

The VIU model used the 2019 budget approved by the Board and a two year forecast for 2020 to 2021 (2017: one‑year budget). The budget and forecast results were then extended for a further two‑year period (2017: four‑year period) making certain assumptions including that long-term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long-term growth in line with long-term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation and working capital.

The discount rate applied to cash flows in the VIU model was estimated using our weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth

Ardagh Group S.A.

Exhibit 99.1

rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

Under the VIU model, there was an indicator of impairment identified in the Glass Packaging North America CGU when the discounted future cash flows were compared to the carrying amount of the Glass Packaging North America CGU.  Consequently, a FVLCTS calculation was performed to establish the higher of the recoverable amount when compared to the VIU model for Glass Packaging North America at December, 31 2018. See below for details of results of the FVLCTS calculation.

For all remaining CGUs, a sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

Fair value less costs to sell

The FVLCTS calculation for the Glass Packaging North America CGU used the 2019 projected Adjusted EBITDA multiplied by an earnings multiple of 6.7x, based on comparable market transactions, and adjusted for selling costs. The fair value measurement was considered a Level 3 fair value based on certain unobservable pricing inputs. The FVLCTS calculation resulted in a higher recoverable amount than the VIU model.  The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in the recognition of an impairment charge of $186 million (before the impact of deferred tax) on goodwill allocated to Glass Packaging North America in the year ended December 31, 2018.

A sensitivity analysis was performed on the FVLCTS calculation by increasing and decreasing the earnings multiple and the 2019 projected Adjusted EBITDA by 50 basis points respectively. The results of the sensitivitiy analysis does not have a material impact on the impairment charge recognized in the year end December 31, 2018.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

						Glass
					Glass	Packaging
	Metal	Metal	Beverage	Beverage	Packaging	North
	Europe	Americas	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%	$'m/%	$'m/%
2018
Carrying amount of goodwill	305	29	577	437	62	560
Excess of recoverable amount	1,672	299	1,673	1,085	2,222	N/A
Pre-tax discount rate applied	7.6	9.7	6.7	9.6	8.5	N/A
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	N/A
2017
Carrying amount of goodwill	320	29	604	437	65	746
Excess of recoverable amount	3,104	451	1,650	786	2,907	859
Pre-tax discount rate applied	7.3	8.3	7.4	9.6	8.2	9.1
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	1.5

Ardagh Group S.A.

Exhibit 99.1

10. Property, plant and equipment

		Plant,	Office
	Land and	machinery	equipment
	buildings	and other	and vehicles	Total
	$'m	$'m	$'m	$'m
Cost
At January 1, 2017	983	3,541	64	4,588
Additions	8	508	6	522
Impairment (Note 4)	—	(54)	—	(54)
Disposals	(4)	(160)	(10)	(174)
Transfers	11	(9)	7	9
Exchange	96	316	4	416
At December 31, 2017	1,094	4,142	71	5,307
Depreciation
At January 1, 2017	(200)	(1,295)	(25)	(1,520)
Charge for the year	(35)	(378)	(10)	(423)
Disposals	2	156	10	168
Transfers	1	(2)	1	—
Exchange	(26)	(137)	(1)	(164)
At December 31, 2017	(258)	(1,656)	(25)	(1,939)
Net book value
At December 31, 2017	836	2,486	46	3,368
Cost
At January 1, 2018	1,094	4,142	71	5,307
Additions	15	539	37	591
Impairment (Note 4)	—	(11)	—	(11)
Disposals	(16)	(190)	(11)	(217)
Transfers	—	—	5	5
Exchange	(49)	(182)	(8)	(239)
At December 31, 2018	1,044	4,298	94	5,436
Depreciation
At January 1, 2018	(258)	(1,656)	(25)	(1,939)
Charge for the year	(37)	(388)	(24)	(449)
Disposals	10	187	9	206
Exchange	21	107	6	134
At December 31, 2018	(264)	(1,750)	(34)	(2,048)
Net book value
At December 31, 2018	780	2,548	60	3,388

Depreciation expense of $440 million (2017: $415 million; 2016: $363 million) has been charged in cost of sales and $9 million (2017: $8 million; 2016: $6 million) in sales, general and administration expenses.

Transfers primarily relate to the reclassification of construction in progress to the applicable classification within property, plant and equipment and the reclassification of certain consumables with an estimated useful life of greater than one year, from inventory to property, plant and equipment. Construction in progress at December 31, 2018 was $254 million (2017: $241 million).

Included in property, plant and equipment is an amount for land of $213 million (2017: $225 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2017: $nil).

Ardagh Group S.A.

Exhibit 99.1

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2018 in accordance with IAS 36. In the year ended December 31, 2018 an impairment charge of $11 million (2017: $54 million) has been recognized, of which $4 million (2017: $38 million) relates to the impairment of plant and machinery in Glass Packaging North America, $5 million (2017: $nil) relates to the impairment of plant and machinery in Metal Packaging Americas, and $2 million (2017: $16 million) relates to the impairment of plant and machinery in Metal Packaging Europe, arising principally from capacity realignment programs.

Finance leases

The depreciation charge for capitalized leased assets was $5 million (2017: $1 million; 2016: $1 million) and the related finance charges were $2 million (2017: $nil; 2016: $nil). The net carrying amount is $36 million (2017: $12 million).

Operating lease commitments

During the year, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
		Re-presented	Re-presented
Plant and machinery	22	21	20
Land and buildings	51	38	34
Office equipment and vehicles	17	9	9
	90	68	63

At December 31, the Group had total commitments under non‑cancellable operating leases which expire:

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
		Re-presented	Re-presented
Not later than one year	67	64	59
Later than one year and not later than five years	150	132	123
Later than five years	147	106	98
	364	302	280

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
Contracted for	118	101	116
Not contracted for	76	14	20
	194	115	136

11. Other non‑current assets

At December 31, 2018 other non‑current assets of $24 million (2017: $25 million) include $9 million (2017: $10 million) relating to the Group’s investment in its joint ventures.

Ardagh Group S.A.

Exhibit 99.1

12. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At January 1, 2017	469	(928)	(459)
(Charged)/credited to the income statement (Note 6)	(67)	207	140
(Charged)/credited to other comprehensive income	(6)	1	(5)
Reclassification	4	(4)	—
Exchange	28	(66)	(38)
At December 31, 2017	428	(790)	(362)
Credited to the income statement (Note 6)	36	29	65
Credited/(charged) to other comprehensive income	7	(3)	4
Reclassification	(36)	36	—
Exchange	(3)	7	4
At December 31, 2018	432	(721)	(289)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2018	2017
	$'m	$'m
Tax losses	49	34
Employee benefit obligations	179	187
Depreciation timing differences	83	90
Provisions	69	70
Other	52	47
	432	428
Available for offset	(178)	(207)
Deferred tax assets	254	221
Intangible assets	(344)	(395)
Accelerated depreciation and other fair value adjustments	(343)	(369)
Other	(34)	(26)
	(721)	(790)
Available for offset	178	207
Deferred tax liabilities	(543)	(583)

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Tax losses	18	(2)	(3)
Employee benefit obligations	3	(21)	(13)
Depreciation timing differences	4	(6)	(13)
Provisions	(1)	(26)	—
Other deferred tax assets	12	(12)	(17)
Intangible assets	52	155	42
Accelerated depreciation and other fair value adjustments	(20)	29	7
Other deferred tax liabilities	(3)	23	(9)
	65	140	(6)

Ardagh Group S.A.

Exhibit 99.1

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $32 million (2017: $62 million) in respect of tax losses amounting to $145 million (2017: $373 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. In addition, the Group did not recognize deferred tax assets of $51  million (2017: $50 million) in respect of capital losses amounting to $243 million (2017: $239 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

13. Inventories

	At December 31,
	2018	2017
	$'m	$'m
Raw materials and consumables	389	369
Mold parts	51	52
Work-in-progress	114	85
Finished goods	730	847
	1,284	1,353

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 18). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2018 was not material.

At December 31, 2018, the hedging gain included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, is not material.

14. Trade and other receivables

	At December 31,
	2018	2017
	$'m	$'m
Trade receivables	823	1,015
Other receivables and prepayments	230	259
	1,053	1,274

The fair values of trade and other receivables approximate the amounts shown above. Movements on the provision for impairment of trade receivables are as follows:

	2018	2017	2016
	$'m	$'m	$'m
At January 1, as reported	23	15	15
Impact of adoption of IFRS 9 on January 1, 2018	(4)	—	—
At January 1,	19	15	15
Provision for receivables impairment	2	6	1
Receivables written off during the year as uncollectible	(3)	—	(1)
Exchange	(1)	2	—
At December 31,	17	23	15

Ardagh Group S.A.

Exhibit 99.1

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

As of December 31, 2018, trade receivables of $68 million (2017: $62 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2018	2017
	$'m	$'m
Up to three months past due	56	46
Three to six months past due	5	5
Over six months past due	7	11
	68	62

15. Cash and cash equivalents

	At December 31,
	2018	2017
	$'m	$'m
Cash at bank and in hand	494	641
Short term bank deposits	26	130
Restricted cash	10	13
	530	784

Within cash and cash equivalents, the Group had $10 million of restricted cash at December 31, 2018 (2017: $13 million), which includes bank guarantees in the United States and early retirement plans in Germany.

16. Issued capital and reserves

Share capital

Issued and fully paid shares:

At December 31, 2017 and 2018		Number of shares (millions)	$'m
- Class A common shares (par value €0.01)	(ii)	18.6	—
- Class B common shares (par value €0.10)	(i)	217.7	23
		236.3	23

Ardagh Group S.A.

Exhibit 99.1

2018

There were no material share transactions in the year ended December 31, 2018.

2017

(i)	Share reorganization

In March 2017, the Company completed a reorganization of its capital structure. The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued, on a pro rata basis, 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its $716 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii)	Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were $323 million, after deducting underwriting discounts of $21 million and estimated directly attributable transaction costs of $10 million.

17. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayments and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation

Ardagh Group S.A.

Exhibit 99.1

and amortization and exceptional operating items. As at December 31, 2018 the ratio for the Group was 5.0x (2017: 5.2x; 2016: 6.0x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2018, the Group’s external borrowings were 90.1% (2017: 91.7%) fixed with a weighted average interest rate of 5.4% (2017: 5.5%; 2016: 5.4%). The weighted average interest rate of the Group for the year ended December 31, 2018 was 5.0% (2017: 4.9%; 2016 5.2%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2018 a one percentage point increase in variable interest rates would increase interest payable by approximately $9 million (2017: $7 million).

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company will continue to be the euro.

The Group operates in 22 countries, across five continents and its main currency exposure in the year to December 31, 2018, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2018 rate would decrease shareholders’ equity by approximately $2 million (2017: $4 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a relatively new market which does not have the depth of the aluminum market and as a consequence, there might be

Ardagh Group S.A.

Exhibit 99.1

limitations to placing hedges in the market. The majority of our steel purchases are obtained under one-year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price‑fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. As at December 31, 2018, we have 60% and 55% of our energy risk covered for 2019 and 2020, respectively.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31,

Ardagh Group S.A.

Exhibit 99.1

2018, the Group’s ten largest customers accounted for approximately 37% of total revenues (2017: 36%; 2016: 33%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

18. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2018	2017
	$'m	$'m
Loan notes	7,737	8,296
Other borrowings	142	12
Total borrowings	7,879	8,308
Cash and cash equivalents	(530)	(784)
Derivative financial instruments used to hedge foreign currency and interest rate risk	113	301
Net debt	7,462	7,825

The Group’s net borrowings of $7,879 million (2017: $8,308 million) are classified as non-current liabilities of $7,761 million (2017: $8,306 million) and current liabilities of $118 million (2017: $2 million) in the consolidated statement of financial position at December 31, 2018.

Ardagh Group S.A.

Exhibit 99.1

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	—	100	639
Finance Lease Obligations	USD/GBP/EUR	—		Amortizing	—	36	—
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	—	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a number of financial covenants including a fixed charge coverage ratio. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Ardagh Group S.A.

Exhibit 99.1

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR			Amortizing	7	8	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	4	1
Total borrowings / undrawn facilities						8,380	814
Deferred debt issue costs and bond premium						(72)	—
Net borrowings / undrawn facilities						8,308	814
Cash and cash equivalents						(784)	784
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt / available liquidity						7,825	1,598

The following table summarizes the Group’s movement in net debt:

	2018	2017
	$'m	$'m
Net decrease/(increase) in cash and cash equivalents per consolidated statement of cash flows	254	(30)
(Decrease)/increase in net borrowings and derivative financial instruments	(617)	209
(Decrease)/increase in net debt	(363)	179
Net debt at January 1,	7,825	7,646
Net debt at December 31,	7,462	7,825

The decrease in net borrowings and derivative financial instruments includes proceeds from borrowings of $0.1 billion (2017: $3.7 billion), repayments of borrowings of $0.4 billion (2017: $4.4 billion), a fair value gain on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.2 billion (2017: loss of $0.4 billion) which offsets foreign exchange loss on borrowings of $0.2 billion (2017: gain of $0.4 billion), resulting in a net foreign exchange loss on borrowings impacting net debt of $nil (2017: gain of $0.8 billion).

Ardagh Group S.A.

Exhibit 99.1

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2018	2017
	$'m	$'m
Within one year or on demand	118	2
Between one and two years	4	1
Between two and five years	2,213	1,154
Greater than five years	5,544	7,151
	7,879	8,308

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2018	$'m	$'m	$'m
Within one year or on demand	541	38	1,983
Between one and two years	429	2	—
Between two and five years	3,431	105	—
Greater than five years	5,845	—	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2017	$'m	$'m	$'m
Within one year or on demand	456	2	1,988
Between one and two years	455	84	—
Between two and five years	2,480	66	—
Greater than five years	7,877	151	—

The carrying amount and fair value of the Group’s borrowings are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2018	$'m	$'m	$'m	$'m
Loan notes	7,784	(46)	7,738	7,563
Global Asset Based Loan Facility and other borrowings	115	(10)	105	115
Finance leases	36	—	36	36
	7,935	(56)	7,879	7,714

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2017	$'m	$'m	$'m	$'m
Loan notes	8,368	(72)	8,296	8,796
Global Asset Based Loan Facility and other borrowings	4	—	4	8
Finance leases	8	—	8	4
	8,380	(72)	8,308	8,808

Ardagh Group S.A.

Exhibit 99.1

Financing activity

2018

On July 31, 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at December 31, 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

2017

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On March 21, 2017, Ardagh Group S.A. replaced its wholly owned subsidiary, Ardagh Packaging Holdings Limited, as the parent guarantor under the then outstanding notes issued by Ardagh Holdings USA Inc. and Ardagh Packaging Finance plc.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

On June 12, 2017, the Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Group redeemed in full the 4.250% First Priority Senior Secured Notes due 2022, together with applicable redemption premiums and accrued interest.

On December 7, 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories, replaced the HSBC Securitization Program and the Bank of America Facility. It provides funding for working capital and general corporate purposes. On December 31, 2017, the Group had $813 million available under this facility.

Ardagh Group S.A.

Exhibit 99.1

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2018			2017
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	2.92%	—
4.625% Senior Secured Notes due 2023	5.16%	—	—	5.16%	—	—
4.125% Senior Secured Notes due 2023	—	4.63%	—	—	4.63%	—
4.250% Senior Secured Notes due 2022	4.51%	—	—	4.51%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	4.99%
6.000% Senior Notes due 2025	6.14%	—	—	6.14%	—	—
7.250% Senior Notes due 2024	7.72%	—	—	7.72%	—	—
6.750% Senior Notes due 2024	—	7.00%	—	—	7.00%	—
6.000% Senior Notes due 2021	—	—	—	6.38%	—	—
Finance Lease Obligation	6.45%	—	—	—	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2018	2017
	$'m	$'m
Euro	2,221	2,319
U.S. dollar	5,149	5,452
British pound	509	537
	7,879	8,308

The Group has the following undrawn borrowing facilities:

	At December 31,
	2018	2017
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	639	813
	640	814

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)

Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Finance leases - The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS - The fair values of the CCIRS are derived using Level 2 valuation inputs.
(v)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Ardagh Group S.A.

Exhibit 99.1

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair Value Derivatives
Metal forward contracts	9	79	22	262
Cross currency interest rate swap	9	282	122	2,219
Forward foreign exchange contracts	2	354	1	98
NYMEX gas swaps	—	7	—	8
At December 31, 2018	20	722	145	2,587

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair Value Derivatives
Metal forward contracts	17	197	—	—
Cross currency interest rate swaps	—	—	301	3,107
Forward foreign exchange contracts	4	179	1	52
NYMEX gas swaps	—	—	1	20
Carbon futures	2	10	—	—
At December 31, 2017	23	386	303	3,179

Derivative instruments with a fair value of $11 million (2017: $7 million) are classified as non-current assets and $9 million (2017: $16 million) as current assets in the consolidated statement of financial position at December 31, 2018. Derivative instruments with a fair value of $107 million (2017: $301 million) are classified as non-current liabilities and $38 million (2017: $2 million) as current liabilities in the consolidated statement of financial position at December 31, 2018.

The majority of derivative assets and liabilities mature within one year with the exception of certain of the Group’s CCIRS which mature at dates between May 2022 and February 2023 and certain metal forward contracts which mature at dates between January 2020 and October 2021.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2018

The Group hedges certain portions of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2018 of $113 million (December 31, 2017: $301 million).

On July 11, 2018, the Group terminated its $440 million U.S. dollar to euro CCIRS, due for maturity in 2019. The Group paid net consideration of $44 million on termination and recognized a related exceptional loss of $6 million (Note 4).

2017

The Group hedged certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2017 of $301 million (December 31, 2016: net asset of $131 million). In the year ended December 31, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in 2022. The Group received net proceeds of $46 million in consideration and recognized an exceptional loss of $15 million on the termination (see Note 4).

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognized in the consolidated income statement due to ineffectiveness is $nil (2017: $nil; 2016: $nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

19. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the U.S. and the United Kingdom.

Ardagh Group S.A.

Exhibit 99.1

Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2018 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $957 million (2017: $997 million) includes other employee benefit obligations of $127 million (2017: $132 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,217)	(1,313)	(386)	(405)	(862)	(1,000)	(38)	(44)	(2,503)	(2,762)
Assets	1,040	1,179	—	—	624	706	9	12	1,673	1,897
Net obligations	(177)	(134)	(386)	(405)	(238)	(294)	(29)	(32)	(830)	(865)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(42)	(43)	(40)
Cost of sales - past service credit (Note 8)	3	8	32
SGA - current service cost (Note 8)	(4)	(3)	(6)
SGA - past service credit (Note 8)	—	2	11
	(43)	(36)	(3)
Finance expense (Note 5)	(21)	(24)	(28)
	(64)	(60)	(31)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial gain/(loss) arising from changes in demographic assumptions	19	(6)	26
Actuarial gain/(loss) arising from changes in financial assumptions	119	(104)	(280)
Actuarial gain/(loss) arising from changes in experience	19	2	(11)
	157	(108)	(265)
Re-measurement of plan assets:
Actual (loss)/return less expected return on plan assets	(151)	158	122
Actuarial gain/(loss) for the year on defined benefit pension schemes	6	50	(143)
Actuarial gain/(loss) on other long term and end of service employee benefits	5	(1)	4
	11	49	(139)

The actual return on plan assets was a loss of $96 million in 2018 (2017: $228 million gain; 2016: $206 million gain).

Ardagh Group S.A.

Exhibit 99.1

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2018	2017	2018	2017
	$'m	$'m	$'m	$'m
At January 1,	(2,762)	(3,101)	1,897	2,276
Interest income	—	—	55	71
Current service cost	(40)	(46)	—	—
Past service credit	3	10	—	—
Interest cost	(72)	(92)	—	—
Administration expenses paid from plan assets	—	—	(1)	(2)
Re-measurements	157	(108)	(151)	158
Obligations/(assets) extinguished on reclassification	—	602	—	(602)
Employer contributions	—	—	52	51
Employee contributions	—	(2)	—	2
Benefits paid	140	163	(140)	(163)
Exchange	71	(188)	(39)	106
At December 31,	(2,503)	(2,762)	1,673	1,897

The defined benefit obligations above include $403 million (2017: $455 million) of unfunded obligations. Employer contributions above include no contributions under schemes extinguished during the year (2017: $7 million).

Interest income and interest cost above does not include interest cost of $4 million (2017: $3 million; 2016: $3 million) relating to other employee benefit obligations. Current service costs above does not include current service costs of $6 million (2017: $4 million) relating to other employee benefit obligations.

During the year ended December 31, 2018, the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system. This amendment resulted in the recognition of a past service credit of $12 million (2017: $nil) in the year within cost of sales. The past service credit was partly offset by a past service cost of $8 million (2017: $nil) following a high court judgement in the UK in October 2018 guaranteeing gender equality in UK pension schemes for accrued benefits (“GMP Equalization”) and a further $1 million past service cost arising from amendments to the defined benefit pension scheme in Metal Beverage UK during the year. The GMP equalization past service cost has been recognized as exceptional within the income statement for the year ended December 31, 2018.

During the year ended December 31, 2017 a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the date of transfer, a past service credit of $10 million was recognized such that, on the date of transfer, the defined benefit obligation and asset were both $602 million (December 31, 2016: $552 million and $541 million respectively). The Group has taken the exemption under IAS 19 (R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit scheme at December 31, 2017.

Plan assets comprise:

	At December 31,
	2018	2018	2017	2017
	$'m	%	$'m	%
Equities	1,039	62	1,177	62
Target return funds	267	16	297	16
Bonds	184	11	249	13
Cash/other	183	11	174	9
	1,673	100	1,897	100

Ardagh Group S.A.

Exhibit 99.1

The pension assets do not include any of the Company’s ordinary shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non‑government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (“the Committee”) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the VNA Acquisition. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The UK pension plans are trust‑based UK funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There are two pension plans in place relating to Metal Packaging Europe, one of which relates to the Beverage Can Business. One of the pension plans in the Metal Packaging Europe division has been closed to future accrual from July 1, 2014. For this plan, pensions are calculated based on service to the point of closure, but with members’ benefits retaining a final salary link while employed by the Company. The other Metal Packaging Europe pension plan, relating to the Beverage Can Business, is closed to new entrants amd was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated based on service to retirement with members’ benefits based on final career earnings. There are two pension plans in place in Glass Packaging Europe. The pension plans relating to Glass Packaging Europe have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively.

The UK pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plans are subject to the UK regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the

Ardagh Group S.A.

Exhibit 99.1

year ended December 31, 2018, the Group elected to re-design one of its pension schemes in Germany, moving to a contribution orientated system.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2018	2017	2018	2017	2018	2017
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.15	3.10
Rates of increase in salaries	1.50 - 3.00	2.00 - 3.00	2.50	2.50	2.15	2.60
Discount rates	4.50	3.80	1.88 - 2.25	1.68 - 2.24	2.90 - 2.95	2.70

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2018	2017	2018	2017	2018	2017
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	21	20	21
Life expectancy, future pensioners	23	23	24	24	21	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $193 million (2017: $216 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $173 million (2017: $230 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $85 million (2017: $96 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $94 million (2017: $91 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $90 million (2017: $103 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $99 million (2017: $97 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $66 million at December 31, 2018 (2017: $55 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2019 is $28 million (2018: $36 million).

Ardagh Group S.A.

Exhibit 99.1

The principal defined benefit schemes are described briefly below:

-
	Metal Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2018
Active members	467	1,553	925	—	1,027	4,193
Deferred members	886	651	142	1,240	747	2,589
Pensioners including dependents	763	1,101	172	815	775	6,455
Weighted average duration (years)	18	18	16	20	18	12
2017
Active members	467	1,694	943	—	1,011	4,137
Deferred members	954	706	139	1,527	759	2,697
Pensioners including dependents	756	1,081	150	744	762	6,379
Weighted average duration (years)	21	17	17	23	18	13

The expected total benefit payments over the next five years are:

						Subsequent
	2019	2020	2021	2022	2023	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	115	112	114	117	121	640

The Group also has defined contribution plans; the contribution expense associated with these plans for 2018 was $44 million (2017: $35 million; 2016: $34 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2019 is $41 million (2018: $36 million).

Other employee benefits

	At December 31,
	2018	2017
	$'m	$'m
End of service employee benefits	25	25
Long term employee benefits	102	107
	127	132

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in France and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Packaging Beverage Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

20. Related party borrowings and receivables

Related party borrowings and receivables at December 31, 2018 and 2017 were $nil.

During the year ended December 31, 2017, a related party loan of $716 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of the Company’s intermediate parent company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement (Note 16). Following the conversion, the related party borrowings at December 31, 2017 were $nil (December 31, 2016: $709 million).
Ardagh Group S.A.

Exhibit 99.1

21. Provisions

	At December 31,
	2018	2017
	$'m	$'m
Current	83	70
Non-current	38	44
	121	114

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At January 1, 2017	23	110	133
Provided	12	26	38
Released	(2)	(31)	(33)
Paid	(10)	(21)	(31)
Exchange	2	5	7
At December 31, 2017	25	89	114
Provided	39	103	142
Released	(17)	(24)	(41)
Paid	(26)	(67)	(93)
Exchange	(1)	—	(1)
At December 31, 2018	20	101	121

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, onerous leases  and specifically in Glass Packaging North America, workers’ compensation provisions.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2019. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

22. Trade and other payables

	At December 31,
	2018	2017
	$'m	$'m
Trade payables	1,517	1,469
Other payables and accruals	339	436
Other tax and social security payable	111	49
Payables and accruals for exceptional items	16	34
	1,983	1,988

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

Ardagh Group S.A.

Exhibit 99.1

23. Cash generated from operating activities

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit for the year	(94)	63	(74)
Income tax charge/(credit) (Note 6)	44	(40)	55
Net finance expense (Note 5)	485	649	594
Depreciation and amortization (Notes 9, 10)	714	687	561
Exceptional operating items (Note 4)	329	149	145
Movement in working capital	24	99	131
Transaction-related, IPO, start-up and other exceptional costs paid	(94)	(74)	(176)
Exceptional restructuring paid	(32)	(10)	(11)
Cash generated from operations	1,376	1,523	1,225

24. Business combinations and disposals

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire certain of their beverage can manufacturing assets. The acquisition was completed on June 30, 2016.

The acquired business comprised ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately $3.0 billion.

This was a strategically important acquisition which was highly complementary to the Group's existing metal and glass packaging businesses.

The following table summarizes the consideration paid for this acquisition and the fair value of assets acquired and liabilities assumed.

$'m
Cash and cash equivalents	11
Property, plant and equipment	702
Intangible assets	1,431
Inventories	294
Trade and other receivables	367
Trade and other payables	(484)
Net deferred tax liability	(162)
Employee benefit obligations	(129)
Provisions	(42)
Total identifiable net assets	1,988
Goodwill	1,004
Total consideration	2,992

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the acquired workforce.

Goodwill of $298 million which relates to the North American Beverage Can Business is deductible for tax purposes.

Ardagh Group S.A.

Exhibit 99.1

25. Dividends

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2018: $0.14 per share (2017: $0.33 per share)	(33)	(67)	—
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(33)	—
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(32)	(304)
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(33)	—
	(132)	(165)	(304)

•	On February 8, 2018, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2018 to shareholders of record on February 27, 2018.
•	On April 26, 2018, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2018 to shareholders of record on May 17, 2018.
•	On July 26, 2018 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on August 31, 2018 to shareholders of record on August 17, 2018.
•	On October 25, 2018 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on November 30, 2018 to shareholders of record on November 16, 2018.

26. Related party information

(i)	Interests of Paul Coulson

As of February 20, 2019, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in a number of companies in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2018, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A.. During 2018, the Group incurred costs of $nil (2017: $nil; 2016: $nil) for fees charged by the Yeoman group of companies. The amount outstanding at year end was $nil (2017: $nil; 2016: $nil).

(iii)	Common directorships

Five of the ARD Holdings S.A. directors (Paul Coulson, Wolfgang Baertz, Brendan Dowling, Gerald Moloney and Herman Troskie) also serve as directors in the Yeoman group of companies. All of the existing directors of Ardagh Group S.A., with the exception of Damien O’Brien and Edward White, are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

At December 31, 2018, the Group’s investment in joint ventures is $9 million (2017: $10 million). Transactions and balances outstanding with joint ventures are not material for the years ended and as at December 31, 2018, 2017 and 2016.

Ardagh Group S.A.

Exhibit 99.1

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $1 million (2017: $7 million, 2016: $4 million).

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Salaries and other short-term employee benefits	10	12	12
Post-employment benefits	1	1	1
	11	13	13
Transaction related and other compensation	—	7	29
	11	20	42

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 19.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2018. Please refer to Note 20 for details of related party borrowings and receivables as at and for the year ended December 31, 2018 and 2017.

Ardagh Group S.A.

Exhibit 99.1

(viii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2018.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda *	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Glass Italy S.r.l. (formerly Ardagh Group Italy S.r.l.) *	Italy	Glass Packaging
Ardagh Metal Packaging Italy S.r.l. *	Italy	Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

* Newly incorporated subsidiaries or name change effected in year ended December, 31 2018

Ardagh Group S.A.

Exhibit 99.1

27. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit and accordingly, no provision has been recognized. Ardagh is vigorously appealing the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Group S.A.

Exhibit 99.1

28. Events after the reporting period

On January 30, 2019, the Company approved a cash dividend of $0.14 per common share. The dividend of $33 million will be payable on March 13, 2019 to shareholders of record on February 27, 2019.

29. Effect of change in presentation currency

As set out in Note 2, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is affected in these consolidated financial statements by applying the procedures outlined below, in accordance with the reqirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

The exchange rates used in translation were as follows:

	Year ended December 31,
	2017	2016	2015	2014
Closing rate	1.1993	1.0541	1.0887	1.2141
Average rate	1.1249	1.1061	1.1150	1.3348

The Group’s previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, and consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows as at and for the years ended December 31, 2017, 2016 and 2015 are set out below to illustrate the effect of the change in accounting policy.

Ardagh Group S.A.

Exhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total	items	Items	Total
	€'m	€'m	€'m	€'m	€'m	€'m	€'m	€'m	€'m

Revenue	7,644	—	7,644	6,345	—	6,345	5,199	—	5,199
Cost of sales	(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)	(4,285)	(37)	(4,322)
Gross profit/(loss)	1,323	(85)	1,238	1,124	(15)	1,109	914	(37)	877
Sales, general and administration expenses	(359)	(43)	(402)	(300)	(116)	(416)	(274)	(44)	(318)
Intangible amortization	(235)	—	(235)	(173)	—	(173)	(109)	—	(109)
Operating profit/(loss)	729	(128)	601	651	(131)	520	531	(81)	450
Finance expense	(459)	(123)	(582)	(450)	(165)	(615)	(514)	(13)	(527)
Finance income	—	—	—	—	78	78	—	—	—
Profit/(loss) before tax	270	(251)	19	201	(218)	(17)	17	(94)	(77)
Income tax (charge)/credit	(87)	122	35	(93)	43	(50)	(95)	32	(63)
Profit/(loss) for the year	183	(129)	54	108	(175)	(67)	(78)	(62)	(140)

Profit/(loss) attributable to:
Owners of the parent			54			(67)			(140)
Non-controlling interests			—			—			—
Profit/(loss) for the year			54			(67)			(140)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders			€0.24			€(0.33)			€(0.69)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2017	2016	2015
	€'m	€'m	€'m
Profit/(loss) for the year	54	(67)	(140)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year	(2)	(52)	(137)
	(2)	(52)	(137)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve	(226)	50	44
—Movement out of reserve	230	(77)	(43)
—Movement in deferred tax	1	(4)	—
	5	(31)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	43	(121)	72
—Deferred tax movement on employee benefit obligations	(6)	16	(27)
	37	(105)	45
Total other comprehensive income/(expense) for the year	40	(188)	(91)
Total comprehensive income/(expense) for the year	94	(255)	(231)
Attributable to:
Equity holders	94	(255)	(231)
Non-controlling interests	—	—	—
Total comprehensive income/(expense) for the year	94	(255)	(231)

Ardagh Group S.A.

Exhibit 99.1

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016	2015	2014
	€'m	€'m	€'m	€'m
Non-current assets
Intangible assets	3,422	3,904	1,810	1,762
Property, plant and equipment	2,808	2,911	2,307	2,223
Derivative financial instruments	6	124	—	40
Deferred tax assets	184	259	178	184
Other non-current assets	21	20	14	10
	6,441	7,218	4,309	4,219
Current assets
Inventories	1,128	1,125	825	770
Trade and other receivables	1,062	1,164	651	692
Related party receivables	—	—	404	404
Derivative financial instruments	13	11	—	2
Cash and cash equivalents	654	772	553	414
	2,857	3,072	2,433	2,282
TOTAL ASSETS	9,298	10,290	6,742	6,501
Equity attributable to owners of the parent
Issued capital	22	—	—	—
Share premium	1,090	136	400	400
Capital contribution	431	431	—	—
Other reserves	(321)	(324)	(241)	(105)
Retained earnings	(2,370)	(2,313)	(2,141)	(2,046)
	(1,148)	(2,070)	(1,982)	(1,751)
Non-controlling interests	1	2	2	2
TOTAL EQUITY	(1,147)	(2,068)	(1,980)	(1,749)
Non-current liabilities
Borrowings	6,926	8,142	6,397	6,034
Employee benefit obligations	831	905	720	723
Derivative financial instruments	251	—	—	—
Deferred tax liabilities	486	694	461	420
Related party borrowings	—	673	—	—
Provisions	37	57	48	33
	8,531	10,471	7,626	7,210
Current liabilities
Borrowings	2	8	7	4
Interest payable	59	81	79	83
Derivative financial instruments	2	8	7	7
Trade and other payables	1,658	1,539	879	804
Income tax payable	135	182	76	92
Provisions	58	69	48	50
	1,914	1,887	1,096	1,040
TOTAL LIABILITIES	10,445	12,358	8,722	8,250
TOTAL EQUITY and LIABILITIES	9,298	10,290	6,742	6,501

Ardagh Group S.A.

Exhibit 99.1

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	€'m	€'m	€'m
Cash flows from operating activities
Cash generated from operations	1,330	1,109	950
Interest paid - excluding cumulative PIK interest paid	(406)	(372)	(323)
Cumulative PIK interest paid	—	(184)	—
Income tax paid	(90)	(84)	(59)
Net cash from operating activities	834	469	568

Cash flows from investing activities
Purchase of business net of cash acquired	—	(2,685)	—
Purchase of property, plant and equipment	(422)	(310)	(304)
Purchase of intangible assets	(19)	(12)	(8)
Proceeds from disposal of property, plant and equipment	5	4	8
Net cash used in investing activities	(436)	(3,003)	(304)

Cash flows from financing activities
Proceeds from borrowings	3,497	3,950	—
Repayment of borrowings	(4,061)	(2,322)	(198)
Proceeds from borrowings with related party	—	673	—
Proceeds from share issuance	306	6	—
Contribution from parent	—	431	—
Repayment of borrowings issued to related party	—	404	—
Dividends paid	(148)	(270)	—
Early redemption premium paid	(85)	(108)	(8)
Deferred debt issue costs paid	(35)	(60)	(1)
Proceeds from the termination of derivative financial instruments	42	—	81
Net cash (outflow)/inflow from financing activities	(484)	2,704	(126)

Net (decrease)/increase in cash and cash equivalents	(86)	170	138
Cash and cash equivalents at the beginning of the year	772	553	414
Exchange (losses)/gains on cash and cash equivalents	(32)	49	1
Cash and cash equivalents at the end of the year	654	772	553

Ardagh Group S.A.

Exhibit 99.1

30. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S‑X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for Ardagh Group S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the company financial information set out below is presented in euro.

i)	Statement of financial position

	At December 31,
	2018	2017
	€'m	€'m
Non-current assets
Investments in subsidiary undertakings	1,809	1,809
	1,809	1,809
Current assets
Amounts receivable from subsidiary undertakings	1	10
Cash and cash equivalents	—	1
	1	11
Total assets	1,810	1,820
Equity attributable to owners of the parent
Issued capital	22	22
Share premium	1,092	1,090
Legal reserve	2	2
Capital contribution	431	431
Retained earnings	261	267
Total equity	1,808	1,812
Non-current liabilities
Amounts payable to related parties	—	—
	—	—
Current liabilities
Amounts payable to subsidiary undertakings	—	4
Other payables	2	4
	2	8
Total liabilities	2	8
Total equity and liabilities	1,810	1,820

Ardagh Group S.A.

Exhibit 99.1

ii)	Statement of comprehensive income

	Year ended December 31,
	2018	2017	2016
	€'m	€'m	€'m

Dividend income	110	150	267
Other external charges	(1)	(1)	—
Finance expense	(1)	(1)	(64)
Finance income	—	—	112
Profit before exceptional items	108	148	315
Exceptional finance costs	—	—	(47)
Profit before tax	108	148	268
Income tax	—	—	—
Profit and total comprehensive income for the year	108	148	268

iii)	Statement of cash flows

	Year ended December 31,
	2018	2017	2016
	€'m	€'m	€'m
Cash flows from operating activities
Cash generated from operations	(1)	(1)	—
Tax paid	(1)	—	—
Increase in receivables	—	(10)	—
Decrease in payables	(6)	—	—
Cumulative PIK interest paid	—	—	(184)
Net cash used in operating activities	(8)	(11)	(184)
Cash flows from investing activities
Repayment of loans from subsidiary undertakings	9	—	1,112
Contribution to subsidiary undertaking	—	(299)	(1,110)
Dividends received	110	150	267
Net cash received from/(used in) investing activities	119	(149)	269
Cash flows from financing activities
Repayment of borrowings	—	—	(880)
Net proceeds from borrowings with related parties	—	—	671
Contribution from parent	—	—	431
Proceeds from share issuance	—	309	6
Dividends paid	(112)	(148)	(270)
Early redemption premium costs	—	—	(45)
Net cash (outflow)/inflow from financing activities	(112)	161	(87)
Net (decrease)/increase in cash and cash equivalents	(1)	1	(2)
Cash and cash equivalents at the beginning of the year	1	—	2
Cash and cash equivalents at the end of the year	—	1	—

iv)	Maturity analysis of the Company’s borrowings

At December 31, 2018, the Company had €nil borrowings (2017: €nil).

Ardagh Group S.A.

Exhibit 99.1

v)	Distributions paid and received

During the year ended December 31, 2018 the Company received a dividend of €110 million (2017: €150 million, 2016: €267 million) from a subsidiary company. The Company also paid a dividend to its equity holders of €112 million (2017: €148 million, 2016: €270 million).

vi)	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for year ended December 31, 2018.

With exception of the above guarantee the Company had no commitments and contingencies at December 31, 2018 (2017: €nil).

vii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information, and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2018	2017	2016
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	108	148	268
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(191)	(94)	(335)
Consolidated IFRS (loss)/profit for the year	(83)	54	(67)

	At December 31,
	2018	2017	2016
	€'m	€'m	€'m
IFRS equity reconciliation:
Parent only—IFRS equity	1,808	1,812	837
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,126)	(2,960)	(2,907)
Consolidated—IFRS equity	(1,318)	(1,148)	(2,070)

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	128	166	296
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(222)	(103)	(370)
Consolidated IFRS (loss)/profit for the year	(94)	63	(74)

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
IFRS equity reconciliation:
Parent only—IFRS equity	2,064	2,173	882
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,573)	(3,547)	(3,061)
Consolidated—IFRS equity	(1,509)	(1,374)	(2,179)

Ardagh Group S.A.